Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund May 2009 Update
June 23, 2009

Supplement dated June 23, 2009 to Prospectus dated March 25, 2009
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.6%	-5.0%	$81.5M	$1,491.348
B	1.6%	-5.3%	$ 764.7M	$1,286.089
Legacy 1	1.7%	0.0%	$1.1M	$1,000.459
Legacy 2	1.6%	0.0%	$1.2M	$999.807
GAM 1	2.0%	1.7%	$1.3M	$1,017.341
GAM 2	2.0%	1.7%	$707.2K	$1,016.651
GAM 3	1.8%	1.3%	$2.0M	$1,013.142
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Agriculturals/Softs: Grains prices rallied on weak supply forecasts due to poor weather conditions in the Midwestern U.S.   A devaluing of the U.S. dollar also played a major role in driving grains prices higher.  Prices on lean hogs declined in May as a result of soft demand in the livestock markets.

Currencies: The U.S. dollar declined sharply against counterparts as increased risk appetite in foreign markets spurred mass liquidations.  Indications of economic recovery incited investment in higher-yielding currencies, moving the Japanese yen and Australian dollar higher for May.

Energy:  Crude oil markets moved higher as a weak U.S. dollar drove prices up.  Adding to crude oil’s rally were supply concerns stemming from declining inventories and ongoing rebel attacks on West African oil production facilities.

Equities:  Improved investor sentiment sent most major equity indices higher last month.  A number of positive global economic indicators, including increased U.S. consumer confidence and strong Japanese industrial production, prompted sidelined investors to re-enter the equity markets.

Fixed Income:  The U.S. Treasury markets declined sharply in May as speculators forecasted increased supply in the debt markets.   Speculators in the fixed income markets liquidated positions, anticipating that the U.S. government will increase debt issuance to offset the current budget deficit.

Metals:  Benefitting from the devaluing of the U.S. dollar, the precious metals markets underwent a strong uptrend throughout May.  Commodities investors, attempting to hedge long dollar positions, drove the gold markets up in excess of 9% during the month.

Sincerely,

David Kavanagh
President
Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2009

 STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-5,441,909	$-35,853,803
Change In Unrealized Income (Loss)	26,050,248	19,259,871
Brokerage Commission	-195,105	-739,926
Exchange, Clearing Fee and NFA Charges	-97,765	-1,013,737
Other Trading Costs	-759,358	-3,105,337
Change in Accrued Commission	-27,897	-150,131
Net Trading Income (Loss)	19,528,214	-21,603,063

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$289,467	$2,059,898
Interest, Other	357,870	2,178,641
U.S. Government Securities Gain (Loss)	-62,203	-300,487
Total Income (Loss)	20,113,348	-17,665,011

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,709,075	3,193,228
Operating Expenses	180,020	834,855
Organization and Offering Expenses	202,229	1,457,773
Brokerage Expenses	4,599,659	21,448,142
Total Expenses	6,690,983	26,933,998

Net Income (Loss)	$13,422,365	$-44,599,009

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$841,255,315	$643,595,209
Additions	1,970,274	274,676,991
Net Income (Loss)	13,422,365	-44,599,009
Redemptions	-4,106,066	-21,131,303
Balance at MAY 31, 2009	$852,541,888	$852,541,888

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,491.348	54,634.37571	$81,478,889	1.6%	-5.0%
B	$1,286.089	594,616.80940	$764,729,887	1.6%	-5.3%
Legacy 1	$1,000.459	1,116.35469	$1,116,867	1.7%	0.0%
Legacy 2	$999.807	1,224.86190	$1,224,626	1.6%	0.0%
GAM 1	$1,017.341	1,281.05850	$1,303,273	2.0%	1.7%
GAM 2	$1,016.651	695.57989	$707,162	2.0%	1.7%
GAM 3	$1,013.142	1,955.48726	$1,981,185	1.8%	1.3%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership